BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

August 19, 2025

BNY Mellon Absolute Insight Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon Core Plus Fund

To Whom It May Concern:

Effective August 29, 2025, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Core Plus Fund (the "Fund"), a series of BNY Mellon Absolute Insight Funds, Inc. (the "Company"), as follows:

Until August 29, 2026, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.45%. On or after August 29, 2025, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to August 29, 2025 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s James Windels_______
                                                           James Windels

          Director

Accepted and Agreed To:

BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.,

On Behalf of BNY Mellon Core Plus Fund

By: /s/ Sarah S. Kelleher

Sarah S. Kelleher

Secretary